SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

 Commission File Number: 001-34274

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q     ☐ Form 10-D   ☐ Form N-SAR    ☐  Form N-CSR

For Period Ended: August 31, 2013

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION

Full name of registrant: ADGS ADVISORY, INC.

Former name if applicable:  Life Nutrition Products, Inc.

Address of principal executive office (Street and number):

UNITS 2611-13A, 26/F, 113 ARGYLE STREET, MONGKOK

City, State and Zip Code:

KOWLOON, HONG KONG, SAR

Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the period ended August 31, 2013 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K primarily the result of the completion of the acquisition of all of the issued and outstanding capital stock of Almonds Kisses Limited (BVI) which occurred on April 12, 2013. The Registrant’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Tong Wing Shan
Area Code and Telephone Number: (852) 2374-0002

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).   ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADGS ADVISORY, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 27, 2013	By:	/s/ Tong Wing Shan
	Name:	Tong Wing Shan
	Title:	Chief Financial Officer

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

ADGS ADVISORY, INC.

RIDER TO FORM 12b-25

PART IV – OTHER INFORMATION

(3) The Registrant’s revenues for the year ended August 31, 2013 will be at least $1 million greater than the revenues of $1.7 million achieved for the year ended August 31, 2012. Business increased significantly during the year primarily due to the acquisition of client bases, an increase in consultancy services and an increase in our accountancy, bookkeeping and secretarial services.  During the year ended August 31, 2012, we had a net loss of $196,000 and we anticipate a net profit for the year ended August 31, 2013.